UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2026

Commission File Number: 001-38591

PDD Holdings Inc.

First Floor, 25 St Stephen’s Green,

Dublin 2, D02 XF99

Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      ☒                  Form 40-F      ☐

PDD Holdings Announces Passing of an Independent Director

PDD Holdings Inc. (the "Company") (NASDAQ: PDD) announces with profound sadness that Dr. Ivonne M.C.M. Rietjens, an independent director of the Company, passed away in August 2026 at age 67.

Dr. Rietjens had served as an independent director of the Company since August 2023. A distinguished scientist and academic, Dr. Rietjens brought deep expertise and thoughtful judgment to the Board's work. During her tenure, Dr. Rietjens made valuable contributions to the Company's governance and development that will leave a lasting impact.

The Company's board of directors (the "Board") and management team are deeply saddened by Dr. Rietjens' passing and hold her contributions and dedicated service in the highest regard. It was a true privilege to have Dr. Rietjens alongside us during her time with the Company, and she will be greatly missed. The Board extends its deepest condolences to Dr. Rietjens' family and friends during this profoundly difficult time.

The Board will review the composition of its committees and make such adjustments as are consistent with applicable requirements.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PDD HOLDINGS INC.

By	:	/s/ Lei Chen
Name	:	Lei Chen
Title	:	Co-Chairman of the Board of Directors and Co-Chief Executive Officer

By	:	/s/ Jiazhen Zhao
Name	:	Jiazhen Zhao
Title	:	Co-Chairman of the Board of Directors and Co-Chief Executive Officer

Date: August 21, 2026